UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SPACEHAB, Inc.

(Name of Issuer)

Common Stock, no par value (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible)

(Title of Class of Securities)

846243AD5

(CUSIP Number)

August 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846243AD5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oaktree Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible) (1)

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible) (1)

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible) (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) IA, OO

(1) Solely in its capacity as the general partner or investment manager of certain funds and accounts.

CUSIP No. 846243AD5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oaktree Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible) (1)

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible) (1)

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible) (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) CO

(1) Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 846243AD5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oaktree Capital Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible) (1)

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible) (1)

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible) (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) OO

(1) Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 846243AD5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oaktree Capital Group Holdings, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible) (1)

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible) (1)

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible) (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) PN

(1) Solely in its capacity as the holder of the majority of voting units of Oaktree Capital Group, LLC.

CUSIP No. 846243AD5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oaktree Capital Group Holdings GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible) (1)

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible) (1)

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible) (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.9%

12.	Type of Reporting Person (See Instructions) OO

(1) Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13G filed on July 20, 2006 (referred to as the “Original Schedule 13G”) filed by Oaktree Capital Management, LLC, a California limited liability company (n/k/a Oaktree Capital Management, L.P., a Delaware limited partnership).  This Amendment No. 1 is being filed jointly by Oaktree Capital Management, L.P., Oaktree Holdings, Inc., Oaktree Capital Group, LLC, Oaktree Capital Group Holdings, L.P., and Oaktree Capital Group Holdings GP, LLC.

Item 1.
(a)	Name of Issuer SPACEHAB, Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices 12130 Highway 3 Building 1 Webster, TX 77598-1504

Item 2.
(a) – (c)	Name of Persons Filing, Address of Principal Business Office of the Reporting Persons; and Citizenship:

This Amendment No. 1 is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by:

(1)           Oaktree Capital Management, L.P. (formerly Oaktree Capital Management, LLC), a Delaware limited partnership (“Oaktree LP”) and a registered investment adviser under the Investment Advisers Act of 1940, as amended, and whose principal business is to provide investment management services to certain investment funds and accounts;

(2)           Oaktree Holdings, Inc., a Delaware corporation (“Holdings Inc.”), whose principal business is to serve as, and perform the functions of, the general partner of Oaktree LP;

(3)           Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts;

(4)           Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”), whose principal business is to hold voting interests in OCG and other interests in each of the general partner and investment adviser of certain investment funds and separately managed accounts; and

(5)           Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and, together with Oaktree LP, Holdings Inc., OCG and OCGH, collectively, the “Reporting Persons” and, each individually, a “Reporting Person”), whose principal business is to serve as, and perform the functions of, the general partner of OCGH.

The addition of Reporting Persons who were not previously filers of the Original Schedule 13G is being made to reflect the internal corporate restructuring of Oaktree Capital Management, LLC on May 25, 2007.

The principal business address of each of the Reporting Persons is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d)	Title of Class of Securities Common Stock, no par value (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible) (the “Common Stock”)
(e)	CUSIP Number 846243AD5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership*
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible)
	(b)	Percent of class: 4.9%

All calculations of percentage ownership in this Amendment No. 1 are based on a total of 13,693,863 shares of Common Stock outstanding, which is the sum of (a) 13,027,196 shares of Common Stock outstanding as of August 27, 2007, as disclosed in the Issuer’s Schedule TO filed on August 31, 2007, plus (b) 666,667 shares of Common Stock issuable upon the conversion of the 5.5% Senior Convertible Notes due 2010 held by certain funds and accounts managed by Oaktree LP.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible)
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of 666,667 (underlying securities into which 5.5% Senior Convertible Notes due 2010 are convertible)
		(iv)	Shared power to dispose or to direct the disposition of -0-

*  Oaktree LP is filing this Schedule 13G in its capacity as the general partner or investment manager of the funds and accounts set forth below.  The other Reporting Persons are filing this Schedule 13G due to their relationship with Oaktree LP.

(i)            OCM High Income Convertible Limited Partnership, a Delaware limited partnership (“OCM High Income”);

(ii)           OCM High Income Convertible Fund II, L.P., a Delaware limited partnership (“OCM High Income II”); and

(iii)          Various third party separate accounts (“Separate Accounts,” and together with the OCM High Income and OCM High Income II, the “OCM Funds and Accounts”).

The OCM Funds and Accounts generally invest in a diversified portfolio of convertible bond securities.  The investment decisions for each of the OCM Funds and Accounts are made on an individual basis based on the respective guidelines of each of the OCM Funds and Accounts.  The OCM Funds and Accounts collectively own $1,000,000 aggregate principal amount of 5.5% Senior Convertible Notes due 2010 which are currently convertible into 666,667 shares of the Issuer’s common stock.  Based on Oaktree LP’s relationship with the OCM Funds and Accounts and the other Reporting Persons’ relationship with Oaktree LP, each Reporting Person may be deemed to beneficially own the shares of Common Stock into which the 5.5% Senior Convertible Notes due 2010 held by each of the OCM Funds and Accounts are convertible, although no Reporting Person has any material pecuniary interest in any of such bonds.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The securities reported on this Schedule 13G are directly held by OCM High Income, OCM High Income II or the Separate Accounts.  None of the OCM Funds and Accounts beneficially owns on an individual, as converted, basis more than 5% of the outstanding shares of the Issuer’s Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 10th day of September, 2007.

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Andrew Watts
Name: Andrew Watts
Title: Managing Director

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Senior Vice President, Legal

OAKTREE HOLDINGS, INC.

By:	/s/ Todd Molz
Name: Todd Molz
Title: Sole Director, Vice President and Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Todd Molz
Name: Todd Molz
Title: Senior Vice President and Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By: Oaktree Capital Group Holdings GP, LLC
Its: General Partner

By:	/s/ Todd Molz
Name: Todd Molz
Title: Managing Director and General Counsel

By:	/s/ Richard Ting
Name: Richard Ting
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Todd Molz
Name: Todd Molz
Title: Managing Director and General Counsel

By:	/s/ Richard Ting
Name: Richard Ting
Title: Senior Vice President